Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS (UNAUDITED)

($ in millions)

	Three Months Ended Mar. 31, 2013	Years Ended December 31
		2012	2011	2010	2009	2008
Fixed charges
Interest expense	$2.7	$27.5	$63.1	$101.8	$95.2	$85.1
Interest capitalized during the period	.6	5.3	4.9	9.1	7.5	9.0
Amortization of debt issuance expenses	.4	1.7	1.9	2.6	3.3	4.1
Portion of rental expense representative of interest	7.4	28.2	32.6	33.5	34.9	46.9

Total Fixed Charges	11.1	62.7	102.5	147.0	140.9	145.1

Preferred stock dividend requirements (a)	4.0	16.2	13.5	—	—	—

Total fixed charges and preferred stock dividends	15.1	78.9	116.0	147.0	140.9	145.1

Earnings
Income (loss) from continuing operations before income taxes	(6.0)	254.1	206.0	222.9	218.2	(97.6)
Add amortization of capitalized interest	1.4	7.5	7.4	9.1	11.6	16.1

Subtotal	(4.6)	261.6	213.4	232.0	229.8	(81.5)

Fixed charges per above	11.1	62.7	102.5	147.0	140.9	145.1
Less interest capitalized during the period	(.6)	(5.3)	(4.9)	(9.1)	(7.5)	(9.0)

Total earnings	$5.9	$319.0	$311.0	$369.9	$363.2	$54.6

Ratio of earnings to fixed charges	*	5.09	3.03	2.52	2.58	**

Ratio of earnings to fixed charges and preferred stock dividends (b)	*	4.04	2.68	2.52	2.58	**

(a)	Amounts have not been grossed up for income taxes since the preferred stock was issued by the U.S. parent corporation which has a full valuation allowance against its net deferred tax assets.
(b)	The ratio of earnings to fixed charges and preferred stock dividends is calculated by dividing total earnings by total fixed charges and preferred stock dividends.
*	Earnings for the three months ended March 31, 2013 were inadequate to cover fixed charges by $5.2 million, and fixed charges and preferred stock dividends by $9.2 million.
**	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges and preferred stock dividends by $90.5 million.